1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 22, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE

RESOLUTIONS PASSED AT THE 2011 ANNUAL

GENERAL MEETING

The 2011 Annual General Meeting of the Company was held on 22 June 2012. Save for the resolution in respect of the financial services agreement entered into by the Company and Yankuang Group Finance Co., Ltd., a connected person of the Company and the annual caps, which were not passed, all other resolutions set out in the Notice of AGM dated 8 May 2012 were duly passed at the AGM.

The Company will distribute a final dividend of RMB0.57 per share (tax inclusive) for the year ended 31 December 2011 to all of the shareholders.

The 2011 Annual General Meeting (the “AGM”) was convened on 22 June 2012 by Yanzhou Coal Mining Company Limited (the “Company”). Save for the resolution in respect of the financial services agreement entered into by the Company and Yankuang Group Finance Co., Ltd., a connected person of the Company and the annual caps, which were not passed, all other resolutions set out in the Notice of AGM dated 8 May 2012 (the “Notice of AGM”) were duly passed at the AGM. The convening of and voting at the AGM were in compliance with the Company Law of People’s Republic of China (the “PRC”) and the relevant laws and regulations and the requirements of the articles of association of the Company.

1. CONVENING AND ATTENDANCE OF THE MEETING

(1) Convening of the AGM

1.	Time: 9:00 a.m. on 22 June 2012

2.	Venue: Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3.	Method: On site voting

4.	Convened by: the board of directors of the Company (the “Board”)

5.	Chairman: Mr. Li Weimin, chairman of the Board

(2) Attendance of the Meeting

(i) Attendance of shareholders and their proxies at the AGM are as following:

Number of shareholders/proxies attending the AGM	6
Including:
-number of shareholders/proxies of domestic shares	5
-number of shareholders/proxies of H shares	1
Representing:
number of shares carrying voting rights represented	3,384,415,060
including:
-number of shares held by holders of domestic shares	2,600,469,364
-number of shares held by holders of H shares	783,945,696
Percentage (%) of shares carrying voting rights of the Company	68.81%
Including:
-percentage of domestic shares	52.87%
-percentage of H shares	15.94%

The Company published the Notice of AGM on 8 May 2012, the details of which are set out on the website of the Hong Kong Stock Exchange. The convening of and voting at the AGM were in compliance with the Company Law of PRC and the relevant laws and regulations and the requirements of the articles of association of the Company.

(ii) Ten Directors, six Supervisors, the General Manager, the Chief Financial Officer and the Secretary to the Board and other senior management attended the meeting. One Director did not attend due to work commitment.

2. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed by way of poll at the AGM:

As ordinary resolutions:

(1) Approved the working report of the Board for the year ended 31 December 2011.

(2) Approved the working report of the supervisor committee of the Company for the year ended 31 December 2011.

(3) Approved the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2011.

(4) Approved the proposed profit distribution plan of the Company for the year ended 31 December 2011.

Approved the distribution of a cash dividend of a total sum of RMB 2.8035 billion (tax inclusive), equivalent to RMB 0.57 (tax inclusive) per share to all of the shareholders of the Company for the year ended 31 December 2011.

(5) Approved the remuneration of the directors and supervisors of the Company for the year ending 31 December 2012.

(6) Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”.

Approved the renewal of the liability insurance for directors, supervisors and senior officers by the Company with a maximum coverage of USD 15 million.

(7) Approved the “Proposal in relation to the reappointment and remuneration of external auditing firm for the year 2012”.

Approved the appointments of Grant Thornton Jingdu Tianhua (including Grant Thornton and Grant Thornton Hong Kong Limited) and Shine Wing Certified Public Accountants as the Company’s international and domestic auditors for the year 2012, respectively. The term of appointment is from the date of 2011 AGM to the date of 2012 AGM. In June 2012, each of Grant Thornton Jingdu Tianhua including Grant Thornton and Grant Thornton Hong Kong Limited adopted a new Chinese name but their respective English names remain unchanged.The following remuneration will be paid to the auditing firms in 2012:

(i) the auditing fees for the domestic business would be RMB7.8 million; the Company is responsible for auditors’ accommodation and meal expenses during the period in which they work at the Company, but not travel or any other related expenses.

(ii) the auditing fees for the overseas business would be AUD0.95 million. The Company is not responsible for any accommodation, meal, travel or any other related expenses of the auditors during their work period.

(iii) authorised the Board to make decision in respect of payment of additional fees for auditing and internal control due to establishment of new subsidiaries or changes in relevant regulations.

(8) Proposals in relation to the items and the annual caps of continuing connected transactions from 2012 to 2014.

Approved the Provision of Labour and Services Agreement, the Provision of Insurance Fund Administrative Services Agreement, the Provision of Products, Materials and Equipment Leasing Agreement, the Provision of Materials Supply Agreement, the Provision of Electricity and Heat Agreement executed by the Company and Yankuang Group Corporation Limited and their respective annual caps from 2012 to 2014.

The resolution in respect of the financial services agreement entered into by the Company and Yankuang Group Finance Co., Ltd., a connected person of the Company, and its annual caps were not passed. The financial services arrangement between the Company and Yankuang Group Finance Co., Ltd. are and will continue to be performed in accordance with the original financial services agreement signed on 19 August 2011.

As the resolutions were in relation to continuing connected transactions, Yankuang Group Corporation Limited, which holds 2.6 billion domestic shares (representing 52.86% of all the issued shares) of the Company, has material interest in the resolutions and abstained from voting on the resolutions.

Details of the resolutions were set out in the Continuing Connected Transaction Announcement of Yanzhou Coal Mining Company Limited dated 5 April 2012, which was published on the website of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company and/or on China Security Journal and Shanghai Securities News.

As special resolutions:

(9) Approved the “Proposal in relation to the alteration of the approved financing activities of the financing business”.

Approved the alteration to the “Proposal on authorising the Company to handle matters in relation to financing activities at fixed interest rate” passed at the 2010 annual general meeting.

The Board was authorised and the management of the Company was delegated by the Board:

(i) to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20 billion by financing activities such as bank loans, finance leases, private placement funds, short-term financing bills, medium-term notes, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and to fund ongoing and new projects of the Company (the “financing activities”);

(ii) to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

(iii) to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters.”

Details of the resolution were set out in the Announcement in relation to the Resolutions passed at the 2010 Annual General Meeting dated 20 May 2011 and the 2011 AGM Circular dated 8 May 2012, which were published on the website of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company and/or on China Security Journal and Shanghai Securities News.

(10) Approved the “Proposal in relation to the extension of the term for the USD 3 billion loan of Yancoal Australia Limited”.

The Board is authorised, and is authorised in turn to authorise the management of the Company, to handle the following matters based on the principle of maximisation of the Company’s interests and subject to compliance with the relevant laws and regulations:

(i) the extension of the term of the USD3 billion loan of Yancoal Australia Limited (“Yancoal Australia”) by 5 years, and the continuation of the provision of guarantee by the Company in favour of Yancoal Australia; and

(ii) the ratification of the terms of the loan term extension agreement, guarantee agreement and other relevant legal documents, the signing of the relevant agreements, contracts and legal documents, and the handling of other matters in relation to the term extension and guarantee.

Details of the resolutions were set out in the Announcement in relation to the Guarantee Provided to Subsidiaries of Yanzhou Coal Mining Company Limited dated 23 April 2012, which were published on the website of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company and/or on China Security Journal and Shanghai Securities News.

(11) Approved the “Proposal in relation to the provision of guarantee for the business in Australia”.

The Board is authorised, and is authorised in turn to authorise the management of the Company, to handle the following matters based on the principle of maximisation of the Company’s interests and subject to compliance with the relevant laws and regulations:

(i) Yancoal Australia be approved to finance not more than AUD1.7 billion as appropriate, and the Company be approved to provide guarantee thereof (if necessary);

(ii) Yancoal Australia and its subsidiaries be approved to provide guarantee of not more than AUD0.3 billion for their subsidiaries in respect of their daily operations; and

(iii) Mr. Wu Yu Xiang, as a director and Chief Financial Officer of the Company, be authorised to ratify the terms of financing agreement, guarantee agreement and other legal documents, to sign relevant agreements, contracts and legal documents and to handle matters in relation to financing and guarantee on behalf of the Company.

Details of the resolution were set out in the Announcement in relation to the Guarantee Provided to Subsidiaries of Yanzhou Coal Mining Company Limited dated 23 April 2012, which were published on the website of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company and/or on China Security Journal and Shanghai Securities News.

(12) Authorised the Board to make decisions in respect of whether to issue new H shares (up to a maximum of 20% of H shares in issue as at the date of passing the resolution) during the relevant authorised period according to the market condition and the needs of the Company. If the Company is to issue new H shares, the articles of association of the Company will be amended accordingly.

(13) Authorised the Board to make decisions in respect of whether to repurchase H shares (up to a maximum of 10% of H shares in issue as at the date of passing the resolution) during the relevant authorised period according to the market condition and the needs of the Company. If the Company is to repurchase H shares, the articles of association of the Company will be amended accordingly. The repurchase mandate is subject to approval at the A shareholders’ class meeting and H shareholders’ class meeting of the Company which have been convened separately.

3. PRESENCE OF LAWYER

Pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), Hong Kong Registrars Limited appointed King & Wood PRC Lawyers (“King & Wood”) to inspect the counting of votes at the AGM.

The Company appointed King & Wood, Beijing to witness the relevant matters at the AGM. King & Wood, Beijing appointed Liu Sijia to attend the AGM and issued a legal opinion stating that certain matters such as convening and holding of the AGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the articles of association of the Company; the qualification of the attendance and the convener of the AGM, the procedures and results of voting at the AGM were valid and effective; and the resolutions passed at the AGM were valid and effective.

4. RESULTS OF THE VOTES AT THE AGM

There were 2.6 billion domestic shares that were required under the Listing Rules to abstain from voting in respect of the “Proposal in relation to the items and the annual caps of continuing connected transaction from 2012 to 2014”. Apart from this, there were no shares entitling the holder to attend but were required to abstain from voting in favour of any resolution pursuant to the Listing Rules at the AGM; no shareholder was required under the Listing Rules to abstain from voting at the AGM.

Please refer to the appendix “Results Table of 2011 Annual General Meeting of Yanzhou Coal Mining Company Limited” for the voting results of the AGM.

5. DISTRIBUTION OF FINAL DIVIDENDS

Pursuant to resolution No. 4 of the AGM set out above and as authorized at the AGM, the Board will distribute a final dividend for the year 2011 to:

(1) holders of the Company’s domestic shares; and

(2) holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appear on the H share register of members of the Company at the close of business on Wednesday, 11 July 2012.

To determine the identity of the shareholders of the Company entitled to receive the final dividend, the Company’s register of members will be closed from Friday, 6 July 2012 to Wednesday, 11 July 2012 (both days inclusive), during which period no transfer of H shares of the Company will be registered. In order to be entitled to the final dividend, H shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 5 July 2012.

Details of distribution of dividends:

(a) A final dividend of RMB0.57 per share (tax inclusive) shall be distributed to the shareholders entitled to such dividends.

(b) Pursuant to the Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to holders of the Company’s domestic shares shall be paid in Renminbi while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars, in which case, the following formula shall apply:

Hong Kong dollar for dividends per share= (Renminbi to Hong Kong dollar)	Dividends per share in RMB
Average closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividends payable per H share of the Company, the average closing exchange rates for Renminbi to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend is Renminbi 0.812 = Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.70 per H share of the Company (tax inclusive).

(c) Withholding and payment of income tax

(i)Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2011 final dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

(ii) Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

The Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

The Company will determine the country of residence of the individual H Shareholders based on the registered address as recorded in the Company’s register of members of H Shares at the close of business on Wednesday, 11 July 2012 and will accordingly withhold and pay the individual income tax. If the residence of any individual H shareholder is not the same as the registered address, such individual H shareholder shall attend in person with relevant supporting documents to the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before close of business on Thursday, 5 July 2012 to prove his/her residence status. If the individual H Shareholders do not provide the relevant supporting documents to the H Share registrar within the time period stated above, the Company will determine the country of residence of the individual H Shareholders based on the recorded registered address at the close of business on Wednesday, 11 July 2012.

The Company recommends individual H shareholders, who have any questions on the above, consult their taxation advisors for advice on the PRC, Hong Kong and other tax implications with respect to their holding and disposing of H shares of the Company. The Company assumes no liability whatsoever in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

(d) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividends declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividends will be paid by the Receiving Agent on or before 8 August 2012 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

(e) Details regarding the distribution of dividends for holders of the Company’s domestic tradable shares will be announced separately in the PRC.

6. DOCUMENTS FOR INSPECTION

(1) Resolutions of the 2011 AGM signed and confirmed by present Directors, Supervisors, inspector of counting the votes and recorder of the 2011 AGM.

(2) PRC legal opinion issued by King & Wood, Beijing in respect of the 2011 AGM of the Company.

By order of the board of directors Yanzhou Coal Mining Company Limited Li Weimin Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 June 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Results Table of 2011 Annual General Meeting of Yanzhou Coal Mining Company Limited

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
1	Approved the working report of the Board for the year ended 31 December 2011	3,384,415,060	Total:	3,374,253,072	99.6997%	Total:	4,069,620	0.1202%	Total:	6,092,368	0.1801%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,783,708	22.8631%	H shares:	4,069,620	0.1202%	H shares:	6,092,368	0.1801%
2	Approved the working report of the supervisor committee of the Company for the year ended 31 December 2011	3,384,415,060	Total:	3,374,295,382	99.7010%	Total:	4,073,610	0.1204%	Total:	6,046,068	0.1786%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,826,018	22.8644%	H shares:	4,073,610	0.1204%	H shares:	6,046,068	0.1786%
3	Approved the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2011	3,384,415,060	Total:	3,374,309,782	99.7014%	Total:	4,070,610	0.1203%	Total:	6,034,668	0.1783%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,840,418	22.8648%	H shares:	4,070,610	0.1203%	H shares:	6,034,668	0.1783%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
4	Approved the proposed profit distribution plan of the Company for the year ended 31 December 2011	3,384,415,060	Total:	3,374,318,652	99.7017%	Total:	4,076,240	0.1204%	Total:	6,020,168	0.1779%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,849,288	22.8651%	H shares:	4,076,240	0.1204%	H shares:	6,020,168	0.1779%
5	Approved the remuneration of the directors and supervisors of the Company for the year ending 31 December 2012	3,384,415,060	Total:	3,366,659,951	99.4754%	Total:	4,462,134	0.1318%	Total:	13,292,975	0.3928%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	766,190,587	22.6388%	H shares:	4,462,134	0.1318%	H shares:	13,292,975	0.3928%
6	Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”	3,384,415,060	Total:	2,678,459,509	79.1410%	Total:	610,562,139	18.0404%	Total:	95,393,412	2.8186%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	7,200	0.0002%	Domestic tradable shares not subject to trading moratorium:	462,164	0.0137%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	78,452,309	2.3180%	H shares:	610,099,975	18.0267%	H shares:	95,393,412	2.8186%
7	Approved the “Proposal in relation to the reappointment and remuneration of external auditing firm for the year 2012”	3,384,415,060	Total:	3,369,617,033	99.5628%	Total:	8,623,139	0.2548%	Total:	6,174,888	0.1824%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%
			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	769,147,669	22.7262%	H shares:	8,623,139	0.2548%	H shares:	6,174,888	0.1824%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
8	Approved the “Proposal in relation to the items and the annual caps of continuing connect transactions from 2012 to 2014”
8.1	the Provision of Materials Supply Agreement and its annual cap	784,415,060	Total:	773,651,082	98.6278%	Total:	4,439,940	0.5660%	Total:	6,324,038	0.8062%

			Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	166,164	0.0212%	Domestic tradable shares not subject to trading moratorium:	303,200	0.0387%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,484,918	98.6066%	H shares:	4,136,740	0.5274%	H shares:	6,324,038	0.8062%
8.2	the Provision of Labour and Services Agreement and its annual cap	784,415,060	Total:	773,693,072	98.6331%	Total:	4,383,850	0.5589%	Total:	6,338,138	0.8080%

			Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	166,164	0.0212%	Domestic tradable shares not subject to trading moratorium:	303,200	0.0387%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,526,908	98.6119%	H shares:	4,080,650	0.5202%	H shares:	6,338,138	0.8080%
8.3	the Provision of Insurance Fund Administrative Services Agreement and its annual cap	784,415,060	Total:	773,698,132	98.6338%	Total:	4,382,570	0.5587%	Total:	6,334,358	0.8075%

			Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	166,164	0.0212%	Domestic tradable shares not subject to trading moratorium:	303,200	0.0387%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,531,968	98.6126%	H shares:	4,079,370	0.5201%	H shares:	6,334,358	0.8075%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
8.4	the Provision of Products, Materials and Equipment and its annual cap Leasing Agreement and its annual cap	784,415,060	Total:	773,524,702	98.6117%	Total:	4,422,990	0.5639%	Total:	6,467,368	0.8244%
			Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	166,164	0.0212%	Domestic tradable shares not subject to trading moratorium:	303,200	0.0387%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,358,538	98.5905%	H shares:	4,119,790	0.5252%	H shares:	6,467,368	0.8244%
8.5	the Provision of Electricity and Heat Agreement and its annual cap	784,415,060	Total:	773,670,422	98.6303%	Total:	4,380,350	0.5584%	Total:	6,364,288	0.8113%

			Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	166,164	0.0212%	Domestic tradable shares not subject to trading moratorium:	303,200	0.0387%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,504,258	98.6091%	H shares:	4,077,150	0.5198%	H shares:	6,364,288	0.8113%
8.6	the Financial Services Agreement and its annual cap	784,415,060	Total:	62,396,187	7.9545%	Total:	695,461,792	88.6599%	Total:	26,557,081	3.3856%

			Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	7,200	0.0009%	Domestic tradable shares not subject to trading moratorium:	462,164	0.0589%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	62,388,987	7.9536%	H shares:	694,999,628	88.6010%	H shares:	26,557,081	3.3856%
9	Approved the “Proposal in relation to the alteration of the approved financing activities of the financing business”	3,384,415,060	Total:	2,731,152,890	80.6975%	Total:	622,242,738	18.3855%	Total:	31,035,932	0.9170%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	23,700	0.0002%	Domestic tradable shares not subject to trading moratorium:	462,164	0.0136%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	131,129,190	3.8745%	H shares:	621,780,574	18.3719%	H shares:	31,035,932	0.9170%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
10	Approve the “Proposal in relation to the extension of the term for the USD 3 billion loan of Yancoal Australia Limited”	3,384,415,060	Total:	3,373,896,138	99.6892%	Total:	4,138,360	0.1223%	Total:	6,380,562	0.1885%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,426,774	22.8526%	H shares:	4,138,360	0.1223%	H shares:	6,380,562	0.1885%
11	Approved the “Proposal in relation to the provision of guarantee for the business in Australia”	3,384,415,060	Total:	3,373,945,368	99.6906%	Total:	4,136,150	0.1222%	Total:	6,333,542	0.1872%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	773,476,004	22.8541%	H shares:	4,136,150	0.1222%	H shares:	6,333,542	0.1872%
12	Approved “The Proposal regarding the grant of general mandate to the Board to issue H shares of the Company”	3,384,415,060	Total:	2,702,986,548	79.8657%	Total:	675,227,344	19.9511%	Total:	6,201,168	0.1832%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	7,200	0.0002%	Domestic tradable shares not subject to trading moratorium:	462,164	0.0137%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	102,979,348	3.0428%	H shares:	674,765,180	19.9374%	H shares:	6,201,168	0.1832%

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
13	Approved “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”	3,384,415,060	Total:	3,373,421,985	99.6752%	Total:	4,157,020	0.1228%	Total:	6,836,055	0.2020%

			Domestic tradable shares subject to trading moratorium:	2,600,000,000	76.8227%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0%

			Domestic tradable shares not subject to trading moratorium:	469,364	0.0139%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0%
			H shares:	772,952,621	22.8386%	H shares:	4,157,020	0.1228%	H shares:	6,836,055	0.2020%

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC